November 1, 2013

Jeff Long

Staff Accountant

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Long:

On September 24, 2013, you provided oral comments with respect to the Annual Report to Shareholders, for the period ended December 31, 2012 (the "Annual Report"), for the Lifetime Achievement Fund (the "Fund"), a series of Northern Lights Fund Trust III (the "Registrant").  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1.

Comment.  A Form N-8F should be filed to deregister the Lifetime Achievement Fund, Inc.

Response.  A Form N-8F will be filed to deregister the Lifetime Achievement Fund, Inc.

2.

Comment.  In the N-CSR/A that was filed for the Annual Report on April 10, 2013, neither a cover letter nor updated certifications were included.  Please confirm that, going forward, the Registrant will include a cover letter explaining what changed from the original filing and updated certificates.

Response.  The Registrant confirms that, going forward, the Registrant will include a cover letter explaining what changed from the original filing and updated certificates.

3.

Comment.  In the Statement of Assets and Liabilities, going forward, if there are any liabilities for money payable to the Trustees of the Registrant, break these amounts out separately in accordance with Article 6-04 of Regulation S-X.

Response.  The Registrant confirms that, going forward, if there are any liabilities for money payable to the Trustees of the Registrant, the Registrant will break these amounts out separately in accordance with Article 6-04 of Regulation S-X.

4.

Comment.  In the Statements of Changes in Net Assets for the Year Ended December 31, 2011 – Distributions to Shareholders – From return of capital, confirm that the Registrant complied with the requirements of Rule 19a-1 of the Investment Company Act of 1940.

Response.  The Registrant represents that it complies with the requirements of Rule 19a-1 when and if it makes a distribution that includes a return of capital.  As you noted, during the fiscal year ended December 31, 2011, the Fund’s distributions included a return of capital.  During this time period, the Fund was a series of a different investment company, the Lifetime Achievement Fund, Inc. (the "Prior Trust").  Upon review of the Fund’s distribution-related notices during this time period, we have ascertained that the Fund did not provide a Rule 19a-1 notice.  Based on our inquiries, it appears that the Prior Trust’s officers, in consultation with the Prior Trust's administrator, believed that IRS Form 1099 that was to be sent to each shareholder contained sufficient information to discharge the Rule 19a-1 disclosure requirements.  We believe this view was based, in part, on the expectation that each Form 1099 was being provided at or near the same time as the distribution and that the Form 1099 indicated that the distribution was a return of capital.  The Registrant and current administrator do not concur with the view of the Prior Trust described above and will assure that a Rule 19a-1 notice will accompany any return of capital made by the Fund in the future.

5.

Comment.  In the Financial Highlights, the ratio of net expenses excludes interest expenses.  Going forward, the ratio of net expenses should include interest expenses, and a footnote should be added showing what the ratio of net expenses would have been without interest expenses, if the Registrant wishes to include this number.

Response.  The Registrant confirms that, going forward, the ratio of net expenses will include interest expenses, and, if the Registrant wishes to include this number, a footnote will be added showing what the ratio of net expenses would have been without interest expenses.

6.

Comment.  In Approval of Advisory Agreement – Fees and Expenses, it states, "The Board also noted that the Predecessor Fund's Advisory Fee and Total Net Expenses were below the average as compared to its Morningstar category." If the term "Net Expenses" is net of anything other than expenses waivers and reimbursements (such as interest expenses as mentioned in Comment 5 above), the term "Net Expenses" should not be used.

Response.  The Registrant confirms that the term "Net Expenses" will not be used to describe expenses net of anything other than fee waivers and reimbursements of the adviser.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Tanya Goins at (202) 973-2722.

Sincerely,

/s/Thompson Hine LLP

Thompson Hine LLP